Exhibit 12
AMERCIAN FINANCIAL GROUP, INC. AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	Year ended December 31,
	2016	2015	2014	2013	2012
Earnings before income taxes	$787	$565	$626	$689	$537
Undistributed equity in earnings of investees	(25)	(18)	(10)	—	(1)
Losses of managed investment entities attributable to noncontrolling interest	—	—	51	26	98
Fixed charges:
Interest on annuities	800	732	648	531	541
Interest expense	76	74	73	71	75
Debt discount, expense and other fixed charges	1	1	1	1	12
Portion of rentals representing interest	23	23	22	19	16
EARNINGS	$1,662	$1,377	$1,411	$1,337	$1,278

Fixed charges:
Interest on annuities	$800	$732	$648	$531	$541
Interest expense	76	74	73	71	75
Debt discount, expense and other fixed charges	1	1	1	1	12
Portion of rentals representing interest	23	23	22	19	16
FIXED CHARGES	$900	$830	$744	$622	$644

Ratio of Earnings to Fixed Charges	1.85	1.66	1.90	2.15	1.98

Earnings in Excess of Fixed Charges	$762	$547	$667	$715	$634

E-2